SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of  March, 2008

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp - Call notice of Annual Shareholders' Meeting and Extraordinary Shareholders' Meeting" dated on March 07, 2008.

March 07, 2008 (02 pages)

For more information, contact: Norair Ferreira do Carmo TELESP, São Paulo, Brazil Tel.: (55-11) 3549-7200 Fax: (55-11) 3549-7202 E-mail: ritelefonicabr@telefonica.com.br URL: www.telefonica.com.br

(São Paulo, Brazil – March 07, 2008) - The Shareholders of Telecomunicações de São Paulo S.A. - TELESP are hereby called to the i) Annual Shareholders´ Meeting and ii) Extraordinary Shareholders´ Meeting, to be held cumulatively on March 26, 2008, at 11:00 a.m. at the Company headquarters located at Rua Martiniano de Carvalho, 851 (Auditorium), Bela Vista, Sao Paulo -SP, to deliberate on the following agenda:

I – In Extraordinary Shareholders´ Meeting:

1. To deliberate on the proposal for reverse of the Company’s Bylaws, concerning to the maximum number of members of the Board of Directors, as follows: (a) Increase the maximum number of members of the Company´s Board of Directors from 15 (fifteen) to 17 (seventeen); (b) In accordance to the proposal described in the item “a” above, to adapt the caput of the article 14 of the Company´s Bylaws, related to the Board of Directors´ composition;

2. To approve the consolidated Company’s bylaws.

II – In General Shareholders´ Meeting:

1.	To examine the management’s accounts, analyze, discuss and vote on the Company´s Financial Statement, related to the fiscal year ended on December 31, 2007;

2.	To deliberate on the management proposal for net income allocation referring to the fiscal year of 2007;

3.	To elect the members of the Board of Directors for a new tenure, by the general vote of common shares;

4.	To elect the members of the Audit Commitee;

5.	To determine the remuneration for managers and members of Audit Commitee;

GENERAL INSTRUCTIONS: A) The corresponding powers-of-attorney for the General Meeting must be filed at the Company’s headquarters, at Rua Martiniano de Carvalho, 851, 14th floor, São Paulo - SP (at Gerência Jurídica Societária; telephones 3549-7421; 3549-7423; 3549-7428), on business days, from Monday to Friday, between 9:00 a.m. and 6:00 p.m. The deadline sets on March 24, 2008 at 11:00 p.m.; such powers-of-attorney must have special authorities and corporate acts and/or documents that prove the power of the corporate entity. B) The shareholders participating in the Stock Exchange Custody Program for Nominal Shares who wish participate of the referred General Meeting, shall submit an abstract with the respective shareholder stake, issued by the custodian body as of March 24, 2008, inclusive. C) According to CVM´s rule n°165 and n°282, 5% (five per cent) is the minimum percentage of participation in the voting capital stock to require the adoption of multiple voting process to elect any member of the Board of Directors; D) The Documents referred to in article 133 of Brazilian’s Limited Liability Corporation Law were published in the “Diário Oficial do Estado” and in Gazeta Mercantil Newspaper on February 20, 2008 and; E) The documents and proposals related to the agenda of the day are available to shareholders at the Company´s headquarter, being able for consulting at the CVM – Securities Commission – web address (www.cvm.gov.br).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	March 07, 2008	By:	/s/ Norair Ferreira do Carmo
		Name:	Norair Ferreira do Carmo
		Title:	Investor Relations Director